UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 8-K

Current Report

Pursuant to Section 13 or 15(d) of the

Securities Exchange Act of 1934

May 18, 2022 (May 17, 2022)

Date of Report (Date of earliest event reported)

Lionheart Acquisition Corporation II

(Exact Name of Registrant as Specified in its Charter)

Delaware	001-39445	84-4117825
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

4218 NE 2nd Avenue, Miami, FL	33137
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code: (305) 573-3900

N/A

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Units, each consisting of one share of Class A Common Stock and one-half of one Redeemable Warrant	LCAPU	The Nasdaq Capital Market LLC
Class A Common Stock, par value $0.0001 per share	LCAP	The Nasdaq Capital Market LLC
Redeemable Warrants, each whole warrant exercisable for one share of Class A Common Stock at an exercise price of $11.50	LCAPW	The Nasdaq Capital Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01	Entry into a Material Definitive Agreement

OTC Equity Prepaid Forward Agreement

As previously disclosed on the Current Report on Form 8-K filed by Lionheart Acquisition Corporation II, a Delaware corporation (“LCAP” or, the “Company”), with the Securities and Exchange Commission on May 13, 2022 (the “May 13 Form 8-K”), the Company entered into a non-binding term sheet (the “FEF Term Sheet”) with an affiliate of Cantor Fitzgerald & Co. (“Cantor”) pursuant to which Cantor would purchase up to 3,500,000 shares of Class A Common Stock of LCAP (the “Shares”) at a per share purchase price at or below the redemption price for the Shares (the “Redemption Price”) prior to the closing of LCAP’s business combination (the “Business Combination”) with MSP Recovery, LLC and certain of its affiliates (“MSP”, which term also refers to the post-combination company).

On May 17, 2022, LCAP and CF Principal Investments LLC (“CF”), an affiliate of Cantor, entered into an agreement (the “Confirmation”) for an OTC Equity Prepaid Forward Transaction (the “Transaction”). The Confirmation confirms the terms and conditions of the Transaction entered into between CF and LCAP.

Pursuant to the terms of the Confirmation, CF agreed to (a) transfer to MSP for cancellation any warrants to purchase Shares received as a result of being the stockholder of record of a Share as of the close of business on the closing date of the Business Combination, pursuant to the previously announced and declared LCAP dividend and (b) waive any redemption right that would require the redemption of the Subject Shares (as defined below) in exchange for a pro rata amount of the funds held in LCAP’s trust account (the “Trust”).

Immediately following the closing of the Business Combination, MSP will transfer from the Trust to the Escrow Account (as defined in the Confirmation) an amount equal to (a) the aggregate number of such Subject Shares, multiplied by (b) the per share redemption price for Shares out of the Trust (the “Forward Price”) (such actual aggregate cash amount, the “Prepayment Amount”), as a prepayment to CF of the amount to be paid to CF in settlement of the Transaction upon the Valuation Date (as defined below) for the number of Shares owned by CF at the closing of the Business Combination (the “Subject Shares”).

After the closing of the Business Combination, CF may sell the Subject Shares at its sole discretion in one or more transactions, publicly or privately, at any time prior to the Valuation Date (the “Valuation Date”). Any such sale shall constitute an optional early termination of the Transaction (an “Optional Early Termination”). Any Subject Shares sold by CF during the term of the Transaction will cease to be Subject Shares (the “OET Shares”). CF will give written notice to MSP of any sale of Subject Shares by CF within one business day of the date of such sale, such notice to include the date of the sale, the number of Subject Shares sold, and the sale price per Subject Share. In connection with each such Optional Early Termination, on the Valuation Date (as defined below), (a) CF will receive from the Escrow Account an amount equal to the positive excess, if any, of (x) the product of the Redemption Price and the aggregate number of OET Shares over (y) an amount equal to the proceeds received by CF in connection with sales of the OET Shares, and (b) the Company will receive from the Escrow Account the amount set forth in (y) above.

After the closing of the Business Combination, CF may also buy and sell additional shares for its own account or on behalf of third parties.

The Valuation Date for the Transaction will be the earlier to occur of (a) the five (5) month anniversary of the closing of the Business Combination and (b) the date specified by the Seller in a written notice (not earlier than the day such notice is effective) of the occurrence of a certain enumerated events, including: (i) the surviving entity of the Business Combination has a resale registration statement declared effective by the Securities and Exchange Commission registering the resale of any Shares acquired by CF with respect to the Company’s so called “Committed Equity Facility”, (ii) the Business Combination fails to close on or before August 18, 2022, and (iii) the tenth business day following a notice of termination by the Company.

The foregoing description is only a summary of the Confirmation and is qualified in its entirety by reference to the full text of the Confirmation, which is filed as Exhibit 10.1 hereto and incorporated by reference herein.

Company Common Stock Purchase Agreement

As previously disclosed on the May 13 Form 8-K, the Company entered into an additional non-binding term sheet (the “CEF Term Sheet”) with an affiliate of Cantor related to a committed equity facility (the “Facility”).

On May 17, 2022, the Company entered into a Company Common Stock Purchase Agreement (the “Purchase Agreement”) with CF, related to the Facility. Pursuant to the Purchase Agreement, after the closing of the Business Combination, the Company will have the right to sell to CF from time to time at its option up to $1 billion in Shares, subject to the terms, conditions and limitations set forth in the Purchase Agreement.

Sales of the shares of MSP’s common stock to CF under the Purchase Agreement, and the timing of any such sales, will be determined by MSP from time to time in its sole discretion (subject to the terms and conditions set forth therein) and will depend on a variety of factors, including, among other things, market conditions, the trading price of the common stock, as well as determinations by MSP about the use of proceeds of such common stock sales. The net proceeds from any such sales under the Purchase Agreement will depend on the frequency with, and the price at, which the shares of common stock are sold to CF.

Upon the initial satisfaction of the conditions to CF’s obligation to purchase shares of common stock set forth under the Purchase Agreement (the “Commencement”), including that a registration statement registering the resale by CF of the shares of common stock under the Securities Act of 1933, as amended (the “Securities Act”), purchased pursuant to the Purchase Agreement (the “Resale Registration Statement”) is declared effective by the Securities and Exchange Commission (the “SEC”) and a final prospectus relating thereto is filed with the SEC, MSP will have the right, but not the obligation, from time to time, at its sole discretion and on the terms and subject to the limitations contained in the Purchase Agreement, until no later than the first day of the month following the 36-month anniversary of the date that the Resale Registration Statement is declared effective, to direct CF to purchase up to a specified maximum amount of common stock as set forth in the Purchase Agreement by delivering written notice to CF prior to the commencement of trading on any trading day. The purchase price of the common stock that MSP elects to sell to CF pursuant to the Purchase Agreement will be 98% of the VWAP of the common stock during the applicable purchase date on which MSP has timely delivered a written notice to CF, directing it to purchase common stock under the Purchase Agreement.

MSP has the right to terminate the Purchase Agreement at any time after the Commencement, at no additional cost or penalty, upon three (3) trading days’ prior written notice.

The foregoing description is only a summary of the Purchase Agreement and is qualified in its entirety by reference to the full text of the Purchase Agreement, which is filed as Exhibit 10.2 hereto and incorporated by reference herein.

Registration Rights Agreement

On May 17, 2022, LCAP entered into a Registration Rights Agreement (the “Registration Rights Agreement”) with CF related to the Facility. Pursuant to the Registration Rights Agreement, LCAP has agreed to provide CF with certain registration rights with respect to the common stock issued under the Purchase Agreement and the Facility, following the closing of the Business Combination. LCAP has agreed that MSP shall file the Resale Registration Statement within thirty (30) days after the closing of the Business Combination and shall use its commercially reasonable efforts to cause the Resale Registration Statement to be declared effective by the SEC as soon as reasonably practicable thereafter, but not later than sixty (60) calendar days following the filing deadline if MSP receives notice from the SEC, that it will not review the Resale Registration Statement (or ninety (90) calendar days following the filing deadline if the SEC does review).

The foregoing description is only a summary of the Registration Rights Agreement and is qualified in its entirety by reference to the full text of the Registration Rights Agreement, which is filed as Exhibit 10.3 hereto and incorporated by reference herein.

Item 3.02	Unregistered Sales of Equity Securities

The disclosure set forth above, in Item 1.01 of this Current Report on Form 8-K under the heading “Company Common Stock Purchase Agreement,” is incorporated by reference. The common stock to be issued in connection with the Purchase Agreement, and after the closing of the Business Combination, will not be registered under the Securities Act in reliance on the exemption from the registration provided by Section 4(a)(2) of the Securities Act and/or Regulation D promulgated thereunder.

Important Information About the Business Combination and Where to Find It

In connection with the Business Combination, LCAP has filed the Registration Statement with the SEC, which includes a preliminary proxy statement/prospectus of LCAP. This document does not contain all the information that should be considered concerning the Business Combination and is not intended to form the basis of any investment decision or any other decision in respect of the Business Combination. The Registration Statement was declared effective by the SEC on May 2, 2022, the definitive proxy statement/prospectus was filed with the SEC on May 3, 2022, and a definitive proxy statement/prospectus has been mailed to the stockholders of LCAP as of April 18, 2022, the record date established for voting on the Business Combination. SECURITYHOLDERS OF LCAP ARE URGED TO READ THE REGISTRATION STATEMENT, THE DEFINITIVE PROXY STATEMENT/PROSPECTUS (INCLUDING ALL EXHIBITS AND SUPPLEMENTS THERETO) AND OTHER DOCUMENTS AND RELEVANT MATERIALS RELATING TO THE BUSINESS COMBINATION FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BEFORE MAKING ANY VOTING DECISION WITH RESPECT TO THE BUSINESS COMBINATION BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE BUSINESS COMBINATION AND THE PARTIES TO THE PROPOSED BUSINESS COMBINATION. LCAP’s stockholders are able to obtain copies of such documents, without charge, at the SEC’s website at www.sec.gov, or by directing a request to: Lionheart Acquisition Corporation II, 4218 NE 2nd Avenue, Miami, Florida 33137.

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED THEREIN.

Participants in the Solicitation of Proxies

This communication is not a solicitation of a proxy from any investor or securityholder. LCAP, MSP Recovery, LLC (“MSP”), and their respective directors, executive officers and other members of their management and employees, including Ophir Sternberg, John Ruiz and Frank Quesada, may, under SEC rules, be deemed to be participants in the solicitation of proxies of LCAP’s stockholders in connection with the Business Combination. Investors and securityholders may obtain more detailed information regarding the names, affiliations and interests of LCAP’s directors and executive officers in LCAP’s Annual Report on Form 10-K/A filed with the SEC on April 7, 2022, as amended, the proxy statement/prospectus, other relevant materials filed with the SEC in connection with the Business Combination when they become available, and other reports filed with the SEC. These documents can be obtained free of charge from the sources indicated above.

No Offer or Solicitation

No offer or offering of equity interests or securities of any kind is being made, conducted or extended at this time. This communication is for informational purposes only and does not constitute or include an offer to sell, or a solicitation of an offer to purchase or subscribe for, equity interests or securities of any kind or a solicitation of any vote of approval, nor shall there be any sale, issuance or transfer of any such securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. Any such offer or solicitation will be made only in connection with the delivery of a prospectus meeting the requirements of the Securities Act of 1933, as amended (“Securities Act”), or exemptions therefrom.

Cautionary Note Regarding Forward Looking Statements

This communication includes forward looking statements within the meaning of the safe harbor from civil liability provided for such statements by the Private Securities Litigation Reform Act of 1995 (set forth in Section 21E of the Securities Exchange Act of 1934, as amended (“Exchange Act”) and Section 27A of the Securities Act), which include information relating to future events, future financial performance, strategies, expectations, competitive environment, regulation and availability of resources and involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by the forward-looking statements. These statements are often accompanied with or by words such as “expects,” “plans,” “projects,” “forecasts,” “estimates,” “intends,” “expects,” “anticipates,” “seeks,” “targets,” “continues,” “believes,” “opinion,” “will,” “could,” “future,” “growth,” or “may” (or the negatives thereof) or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward looking statements include, but are not limited to, statements regarding MSP’s plans, goals and objectives, forecasts, budgets or projections and any related assumptions, statements and projections regarding projected MSP claims by paid amounts, projected recovery percentages, forecasts relating to key revenue drivers, earnings growth, gross and cumulative recoveries and the implied enterprise value and LCAP’s and MSP’s expectations with respect to future performance and anticipated financial impacts of the Business Combination, the satisfaction or waiver of the closing conditions to the Business Combination, and the timing of the completion of the Business Combination. There is no guarantee that prospects or results or the timing of events included or referred to in this communication will be achieved or that MSP will be able to implement successfully its investment strategy or achieve its investment objectives or return targets. Accordingly, we caution you against relying on forward-looking statements. Forward looking statements also are subject to a number of significant risks and uncertainties that could cause the actual results to differ materially, and potentially adversely, from those express or implied in the forward-looking statements. These statements are based on various assumptions, whether or not identified in this communication, and on the current expectations of management and are not predictions of actual performance. Actual events and circumstances are difficult or impossible to predict and may differ from assumptions, and such differences may be material. Many actual events and circumstances are inherently subject to significant business, economic and competitive uncertainties and contingencies, and are beyond the control of MSP and LCAP and are difficult to predict. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Factors that may cause such differences include, but are not limited to, the occurrence of any event, change, or other circumstances that could give rise to the termination of the MIPA; the failure to enter into a definitive agreement in respect of the arrangements contemplated by the Confirmation and/or the Purchase Agreement; the transactions contemplated by the Confirmation and the Purchase Agreement not achieving their intended result or having a negative impact on the trading of LCAP’s equity securities; the outcome of any legal proceedings that may be instituted against LCAP or MSP or affiliated companies following the announcement of the Business Combination; the inability to complete the Business Combination on the expected time frame or at all, including due to failure to obtain approval of LCAP’s stockholders, certain regulatory approvals, or the satisfaction of other conditions to closing in the MIPA; the occurrence of any event, change, or other circumstance that could give rise to the termination of the MIPA or could otherwise cause the Business Combination to fail to close; the inability to obtain or maintain the common stock listing on the Nasdaq Stock Market following the Business Combination; a delay or failure to realize the expected benefits of the Business Combination; the risk that the Business Combination disrupts current plans and operations as a result of the announcement and consummation of the Business Combination; the ability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things: future economic, financial, lending, competitive and market conditions, including healthcare spending fluctuations; future costs of and returns on capital; leverage and lending costs and terms; operating costs and future business, investment, holding and sale decisions and costs; the risks associated with MSP’s business, including, among others, MSP’s ability to capitalize on its assignment agreements and recover monies that were paid by the assignors; litigation results; the validity of the assignments of claims to MSP; a determination that MSP’s claims are not reasonable, related or necessary; the failure of MSP’s clients to renew their agreements with MSP (or terminate those agreements early); MSP’s claims being within applicable statutes of limitations; the inability to successfully expand the scope of MSP’s claims or obtain new data and claims from MSP’s existing assignor base or otherwise; the limited number of MSP’s assignors and the associated concentration of MSP’s current and future potential revenue; internal improvements to claims and retail billing processes by MSP’s clients that reduce the need for and revenue generated by MSP’s products and services; healthcare spending fluctuations; programmatic changes to the scope of benefits and limitations to payment integrity initiatives that reduce the need for MSP’s services; delays in implementing MSP’s services to its claims; system interruptions or failures; cyber-security breaches and other disruptions that could compromise MSP’s data; MSP’s failure to maintain or upgrade its operational platforms; MSP’s failure to innovate and develop new solutions, or the failure of those solutions to be adopted by MSP’s existing and potential assignors; MSP’s failure to comply with applicable privacy, security and data laws, regulations and standards, including with respect to third party providers; changes in legislation related to healthcare programs and policies; changes in the healthcare market; negative publicity concerning healthcare data analytics and payment accuracy; competition; successfully protecting MSP’s intellectual property rights; the risk that third parties may allege infringement of their intellectual property; changes in the healthcare regulatory environment and the failure to comply with applicable laws and regulations or the increased costs associated with any such compliance; failure to manage MSP’s growth; the inability to attract and retain key personnel; MSP’s reliance on its senior management team and key employees and the loss it could sustain if any of those employees separated from the business; the failure of vendors and providers to deliver or perform as expected, or the loss of such vendors or providers; MSP’s geographic concentration; MSP’s relatively limited operating history, which makes it difficult to evaluate its current or future business prospects; the impact of the ongoing COVID-19 pandemic; and the risk that MSP may not be able to develop and maintain effective internal controls. The foregoing list of factors is not exhaustive. If any of these risks materialize or MSP’s assumptions prove incorrect, actual results may differ materiality from the results implied by these forward-looking statements. There may be additional risks that we do not presently know or currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. The foregoing list of factors is not exclusive. Additional information concerning certain of these and other risk factors is contained in LCAP’s most recent filings with the SEC and in the Registration Statement and the definitive proxy statement/prospectus, filed with the SEC in connection with the Business Combination. This communication speaks only as of the date indicated, and the statements, expressions, information and data included therein may change and may become stale, out-of-date or no longer applicable. We do not have, and do not undertake, any obligation to update, amend or revise this communication (or to provide new, amended or revised materials), including with respect to any forward-looking statements, whether as a result of new information, future events, changed plans or circumstances or any other reason, except as required by law. The communication should not be relied upon as representing our assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the communication, including the forward-looking statements.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description

10.1	OTC Equity Prepaid Forward Transaction Confirmation, dated May 17, 2022, by and between Lionheart Acquisition Corporation II and CF Principal Investments LLC
10.2	Common Stock Purchase Agreement, dated May 17, 2022, between Lionheart Acquisition Corporation II and CF Principal Investments LLC
10.3	Registration Rights Agreement, dated May 17, 2022, between Lionheart Acquisition Corporation II and CF Principal Investments LLC
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: May 18, 2022

LIONHEART ACQUISITION CORPORATION II

By:	/s/ Ophir Sternberg
Name:	Ophir Sternberg
Title:	Chairman, President and Chief Executive Officer